Exhibit 99.1

Risk and Capital Management Pillar 3 2Q20—BACEN Circular 3.930

Contents

Objective	1
Key indicators	1
Prudential Metrics and Risk Management	2
KM1: Key metrics at consolidated level	**2**
OVA: Bank risk management approach	**3**
Scope and main characteristics of risk management	3
Risk and Capital Governance	3
Risk Appetite	4
Risk Culture	5
Stress Testing	5
Recovery Plan	6
Capital Adequacy Assessment	6
Capital Adequacy	7
OV1: Overview of risk-weighted assets (RWA)	**7**
Composition of Capital	8
CCA: Main features of regulatory capital instuments	**8**
CC1: Composition of regulatory capital	**8**
CC2: Reconciliation of regulatory capital to balance sheet	**10**
Institutions that comprise the Financial Statement of Itaú Unibanco Holding	**11**
Non Consolidated Institutions	**13**
Material Entities	**13**
Macroprudential Indicators	14
CCyB1: Geographical distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer	**14**
Leverage Ratio	15
LR1: Summary comparison of accounting assets vs leverage ratio exposure measure (RA)	**15**
LR2: Leverage ratio common disclosure	**15**
Liquidity Ratios	16
LIQA: Liquidity Risk Management Information	**16**
Framework and Treatment	16
LIQ1: Liquidity Coverage Ratio (LCR)	**17**
LIQ2: Net Stable Funding Ratio (NSFR)	**18**
Credit Risk	19
CRA: Qualitative information on credit risk management	**19**
CR1: Credit Quality of Assets	**20**
CR2: Changes in Stock of defaulted loans and debts securities	**20**
CRC: Qualitative disclosue related to Credit Risk Mitigation techniques	**20**
CR3: Credit Risk mitigation techniques - overview	**21**
CR4: Standardized Approach - Credit Risk exposure and credit risk mitigation effects	**21**
CR5: Standardized Approach - exposures by asset classes and risk weights	**22**

Counterparty Credit Risk (CCR) 23 CCRA: Qualitative disclosure related to CCR 23 CCR1: Analysis of CCR exposures by approach 23 CCR3: Standardized approach—CCR exposures by regulatory portfolio and risk weights 23 CCR5: Composition of collateral for CCR exposures 23 CCR6: CCR associated with credit derivatives exposures 24 CCR8: CCR associated with Exposures to central counterparties 24 Securitization Exposures 25 SECA: Qualitative disclosure requirements related to securitization exposur es 25 Market Risk 26 MRA: Qualitative disclosure requirements related to market risk 26 MR1: Market risk under standardized approach 27 MRB: Qualitative disclosures on market risk in the Internal Models Approach (IMA) 28 MR2: RWA flow statements of market risk exposures under an IMA 30 Exposures subject to market risk 30 MR3: IMA values for trading portfolios 30 MR4: Comparison of VaR estimates with gains/ losses 30 Backtesting 30 Total Exposure associated with Derivatives 31 Other Risks 32 Insurance products, pension plans and premium bonds risks 32 Social and Environmental Risk 32 Model Risk 33 Regulatory or Compliance Risk 33 Reputational Risk 33 Country Risk 34 Business and Strategy Risk 35 Contagion Risk 35 Operational Risk 35 Crisis Management and Business Continuity 36 Independent Validation of Risk Models 36 Glossary of Acronyms 38 Glossary of Regu lations 41

Risk and Capital Management – Pillar 3 Objective This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Circular 3,930, which address the disclosure of information on risks and capital management, the comparison between accounting and prudential information, the liquidity and market risk indicators, the calculation of risk-weighted assets (RWA), the calculation of the Total Capital (“Patrimônio de Referência”—PR), and the compensation of management members. The referred Circular brought several amendments in the disclosure format of the Pillar 3 information, besides changes in the scope and frequency of the information disclosed. All these amendments, implemented by the Central Bank, aim the convergence of the Brazilian financial regulation to the recommendations of the Basel Committee, seeking to harmonize the information disclosed by financial institutions at an international level, and taking into account the structural conditions of the Brazilian economy. Key indicators Itaú Unibanco’s risk and capital management focuses on maintaining the institution in line with the risk strategy approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on June 30, 2020, are summarized below. Common Equity Tier I Ratio Tier I Ratio Total Capital Ratio 10.4% 12.1% 13.5% March 31, 2020: 10.3% March 31, 2020: 12.0% March 31, 2020: 13.3% Common Equity Tier I Tier I Total Capital R$ 108,119 million R$ 126,214 million R$ 140,650 million March 31, 2020: R$ 107,668 million March 31, 2020: R$ 124,980 million March 31, 2020: R$ 139,218 million 1 Itaú Unibanco

Risk and Capital Management – Pillar 3

Prudential Metrics and Risk Management

Itaú Unibanco invests in robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability.

The key prudential metrics related to regulatory capital and information on the bank's integrated risk management are presented below.

KM1: Key metrics at consolidated level

In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, as demonstrated by the Common Equity Tier I, Additional Tier I Capital and Total Capital ratios.

On June 30, 2020, the Total Capital (PR) reached R$ 140,650 million, R$ 126,214 million of Tier I and R$ 14,436 million of Tier II.

R$ million	06/30/2020	03/31/2020	12/31/2019	09/30/2019	06/30/2019
Available capital (amounts)					
Common Equity Tier 1 (CET1)	108,119	107,668	117,328	113,235	115,498
Tier 1	126,214	124,980	128,696	124,856	126,373
Total capital	140,650	139,218	140,596	136,755	138,267
Excess of capital committed to ajusted permanent assets	-	-	-	-	-
Total capital detached	-	-	-	-	-
Risk-weighted assets (amounts)					
Total risk-weighted assets (RWA)	1,040,622	1,043,517	891,300	887,513	847,001
Risk-based capital ratios as a percentage of RWA					
Common Equity Tier 1 ratio (%)	10.4%	10.3%	13.2%	12.8%	13.6%
Tier 1 ratio (%)	12.1%	12.0%	14.4%	14.1%	14.9%
Total capital ratio (%)	13.5%	13.3%	15.8%	15.4%	16.3%
Additional CET1 buffer requirements as a percentage of RWA					
Capital conservation buffer requirement (%) (1)	1.3%	2.5%	2.5%	2.5%	2.5%
Countercyclical buffer requirement (%) (2)	0.0%	0.0%	0.0%	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%	1.0%	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%) (3)	2.25%	3.5%	3.5%	3.5%	3.5%
CET1 available after meeting the bank's minimum capital requirements (%)	3.10%	1.6%	4.3%	3.9%	4.8%
Basel III leverage ratio					
Total Basel III leverage ratio exposure measure	1,853,479	1,743,174	1,546,564	1,509,172	1,470,864
Basel III leverage ratio (%)	6.8%	7.2%	8.3%	8.3%	8.6%
Liquidity Coverage Ratio					
Total high-quality liquid assets (HQLA)	283,267	186,705	170,004	152,914	157,474
Total net cash outflow	158,126	112,841	114,035	100,642	94,194
LCR (%)	179.1%	165.5%	149.1%	151.9%	167.2%
Net Stable Funding Ratio					
Total available stable funding	892,597	811,680	733,242	699,997	684,689
Total required stable funding	728,795	695,135	599,963	595,943	565,158
NSFR (%)	122.5%	116.8%	122.2%	117.5%	121.1%

(1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

(2) The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion (BACEN Communication No. 35,761/20), and currently is set to zero. Should the requirement increase, the new percentage takes effect twelve months after the announcement.

(3) The BACEN rules establish Capital Buffers, that corresponds to the sum of the Conservation, Contracyclical and Systemic requirements, as defined in CMN Resolution 4,193.

The Total Capital Ratio reached 13.5% on June 30, 2020, increasing 20 basis points relatively to March 31, 2020, mainly due to the net income of the period, offset by provision of dividends and a growth in the prudential adjustments. The Market Risk Weighted Assets (RWA_{MINT}) reduction was mitigated by the increase of Credit Risk Weighted Assets (RWA_{CPAD}).

Besides, Itaú Unibanco has a R$ 57,400 million capital excess in relation to its minimum required Total Capital. It corresponds to 550 basis points above the minimum requirement (8%) and higher than the Capital Buffer requirement of 225 basis points (R$ 23,414 million). Considering the Capital Buffers, the capital excess would be 325 basis points.

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Itaú Unibanco

Risk and Capital Management – Pillar 3 OVA – Bank risk management approach Scope and main characteristics of risk management To undertake and manage risks is one of the activities of Itaú Unibanco. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. Itaú Unibanco invests in robust risk management processes, that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation. These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution’s global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support Itaú Unibanco’s management through the processes of analysis and monitoring of capital and risk. The principles that provide the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by Itaú Unibanco’s employees in their daily routines are as follows: • Sustainability and customer satisfaction: the vision of Itaú Unibanco is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. Itaú Unibanco is concerned about doing business that is good for customers and for the institution; • Risk culture: the institution’s risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees to manage and mitigate risks consciously, respecting the ethic way of doing business. The risk culture is described in the item “Risk Culture”; • Risk Pricing: Itaú Unibanco operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios; • Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business, seeking risk diversification and giving priority to low-risk transactions; • Operational excellence: Itaú Unibanco intends to provide agility, as well as a robust and stable infrastructure, in order to offer high quality services; • Ethics and respect for regulations: at Itaú Unibanco, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after the institution’s reputation. On August 21, 2017, the Resolution CMN 4,557 came into force, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous and integrated risk management framework; the requirements for the definition of the Risk Appetite Statement (RAS) and the stress test program; the establishment of a Risk Committee; the indication, before BACEN, of the Chief Risk Officer (CRO); and the CRO’s roles, responsibilities and independence requirements. Risk and Capital Governance The Board of Directors is the main body responsible for establishing the guidelines, policies and authority levels regarding risk and capital management. In turn, the Risk and Capital Management Committee (CGRC) provides support to the Board of Directors in the performance of their duties relating to risk and capital management. At the executive level, corporate bodies headed by Itaú Unibanco’s Chief Executive Officer (CEO) are established to manage risks and capital. Their decisions are overseen by the CGRC. Additionally, the institution has corporate bodies that perform delegated duties in the risk and capital management, and that are headed by the Vice-President of the Risk and Finance Area (ARF). 3 Itaú Unibanco

Risk and Capital Management – Pillar 3 To support this structure, ARF is structured with specialized departments. The objective is to provide independent and centralized management of the institution’s risks and capital, and to ensure the accordance with the established rules and procedures. Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices. Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely: • in the first line of defense, the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks; • in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco’s risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco’s exposure, to ensure correct and timely corporate decisions; • in the third line of defense, internal audit provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with. Itaú Unibanco uses robust automated systems for full compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements. Risk Appetite Itaú Unibanco has a risk appetite policy, which was established and approved by the Board of Directors and guides the institution’s business strategy. The bank’s risk appetite is grounded on the following declaration of the Board of Directors: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” Based on this declaration, the bank established five dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure: • Capitalization: establishes that Itaú Unibanco should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up the bank’s capital ratios, in usual or stress situations, and the institution’s debt issue ratings. • Liquidity: establishes that the institution’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios. • Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market and credit risks aspects. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability. • Operational risk: focuses on controlling operational risk events that may adversely impact the bank’s business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses. • Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are 4 Itaú Unibanco

Risk and Capital Management – Pillar 3 monitored by following up on customers’ satisfaction or dissatisfaction, media exposure and observation of the institution’s conduct. The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO). Metrics are regularly monitored and must comply with the limits defined. The monitoring is reported to the risk commissions and to the Board of Directors, guiding the use of preventive measures to ensure that exposures are within the limits provided and in line with the bank’s strategy. Risk Culture Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, the institution adopts several initiatives to disseminate and strengthen its Risk Culture, which is based on four principles: conscious risk taking, discussions and actions on the institution’s risks, and each and everyone’s responsibility for risk management. Besides the risk management policies, procedures and processes, the institution promotes its Risk Culture by emphasizing a behavior that helps people of all company levels to undertake and manage risks in a conscious way. By disseminating these principles, the institution fosters the understanding and the open discussion about risks, so that they are kept within the risk appetite levels established and each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business. Itaú Unibanco also makes some channels available for communication of operating failures, internal or external fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for the institution or its customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of the situation. Stress Testing The stress test is a process of simulating extreme economic and market conditions on Itaú Unibanco’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of Itaú Unibanco and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. Itaú Unibanco uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. 5 Itaú Unibanco

Risk and Capital Management – Pillar 3 Recovery Plan In response to the latest international crises, the Central Bank issued the Resolution No. 4,502, which requires the development of a Recovery Plan for the financial institutions that are classified in the Segment 1, with a total exposure of more than 10% of Gross Domestic Product (GDP). This plan aims to reestablish adequate levels of capital and liquidity, above the regulatory requirements, through appropriate strategies in the event of severe stress shocks of a systemic or idiosyncratic nature. Accordingly, each institution would be able to preserve its financial feasibility and, at the same time, mitigate the impact on the National Financial System. Itaú Unibanco has a Recovery Plan that contemplates the entire conglomerate, including foreign subsidiaries, and contains the description of the following items: I. Critical functions rendered by Itaú Unibanco to the market, activities that, if abruptly interrupted, could impact the National Financial System (SFN) and the functioning of the real economy; II. Institution’s essential services: activities, operations or services which discontinuity could compromise the bank’s viability; III. Monthly monitoring program, establishing critical levels for a set of indicators, with a view to risk monitoring and eventual trigger for the execution of the Recovery Plan; IV. Stress scenarios, contemplating events that may threaten the business continuity and the viability of the institution, including reverse tests, which seek to identify remote risk scenarios, contributing to an increase of the management sensitivity; V. Recovery strategies in response to different stress scenarios, including the main risks and barriers, as well as the mitigators of the latter and the procedures for the operationalization of each strategy; VI. Communication plan with stakeholders, seeking its timely execution with the market, regulators and other stakeholders; VII. Governance mechanisms necessary for the coordination and execution of the Recovery Plan, such as the definition of the director responsible for the exercise at Itaú Unibanco. This plan is reviewed annually and is subjected to the approval of the Board of Directors. With this practice, Itaú Unibanco has been able to continuously demonstrate, since its first edition in 2017, that even in severe scenarios, with remote probability of occurrence, it has strategies capable of generating sufficient resources to ensure the sustainable maintenance of critical activities and essential services, without losses to customers, to the financial system and to other participants in the markets in which it operates. Itaú Unibanco ensures the exercise maintenance to guarantee that strategies remain up-to-date and viable in the face of organizational, competitive or systemic changes. Capital Adequacy Assessment For its capital adequacy assessment process, the annual Itaú Unibanco’s procedure is as follows: • Identification of material risks and assessment of the need for additional capital; • Preparation of the capital plan, both in normality and stress situations; • Internal assessment of capital adequacy; • Structuring of capital contingency and recovery plans; • Preparation of management and regulatory reports. By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 4,557, BACEN Circular 3,846 and BACEN Circular Letter 3,907. The result of the last ICAAP – dated as of December 2019 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant buffer, thus ensuring the soundness of its equity position. 6 Itaú Unibanco

Risk and Capital Management – Pillar 3

Capital Adequacy

Itaú Unibanco, through the ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks. In order to ensure the soundness and the availability of Itaú Unibanco's capital to support business growth, the Total Capital levels were maintained above the minimum requirements.

OV1 – Overview of risk-weighted assets (RWA)

According to CMN Resolution 4,193 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach;
- RWA_{MINT} = portion related to the market risk capital requirement, made up of the maximum between the internal model and 80% of the standardized model, and regulated by BACEN Circulars 3,646 and 3,674;
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA		Minimum capital requirements
R$ million	06/30/2020	03/31/2020	06/30/2020
Credit Risk: standardized approach	**922,909**	**917,107**	**73,833**
Credit risk (excluding counterparty credit risk)	752,718	747,680	60,217
Counterparty credit risk (CCR)	58,348	56,632	4,668
Of which: standardized approach for counterparty credit risk (SA-CCR)	37,903	40,281	3,032
Of which: Current Exposure Method approach (CEM)	-	-	-
Of which: other CCR	20,445	16,351	1,636
Credit valuation adjustment (CVA)	9,910	9,576	793
Equity investments in funds - look-through approach	6,021	5,820	482
Equity investments in funds - mandate-based approach	278	264	22
Equity investments in funds - fall-back approach	1,499	1,520	120
Securitisation exposures - standardized approach	-	-	-
Amounts below the thresholds for deduction	94,135	95,615	7,531
Market risk	**25,237**	**33,934**	**2,019**
Of which: standardized approach	31,547	39,942	2,524
Of which: internal models approach (IMA)	23,988	33,934	1,919
Operational risk	**92,476**	**92,476**	**7,398**
Total	**1,040,622**	**1,043,517**	**83,250**

The reduction of R$ 2,895 million in the Risk-Weighted Assets (RWA) was mainly driven by a decrease in the Market Risk Weighted Assets (RWA_{MINT}) due to a lower exposure to General Interest Rate Risk. The growth in the Credit Risk-Weighted Assets (RWA_{CPAD}) partly compensated this reduction, mostly because of the foreign exchange fluctuation.

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Risk and Capital Management – Pillar 3

Composition of Capital

CCA: Main features of regulatory capital instruments

The table CCA - Main features of regulatory capital instruments, is available at www.itau.com.br/investor-relations, section Reports, Pillar 3 and Global Systemically Important Banks.

CC1: Composition of regulatory capital

		Value (R$ Thousand) 06/30/2020	Balance Sheet Reference
Common Equity Tier I: instruments and reserves			
1	Instruments Eligible for the Common Equity Tier I	97,148,000	(k)
2	Revenue reserves	30,804,643	(l)
3	Other revenue and other reserve	(625,680)	(m)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1 capital)	10,890,748	(j)
6	**Common Equity Tier I before regulatory adjustments**	**138,217,711**	
Common Equity Tier I: prudential adjustments			
7	Prudential adjustments related to the pricing of financial instruments	499,794	
8	Goodwill (net of related tax liability)	5,035,223	(e)
9	Intangible assets	8,576,520	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 1998	3,366,104	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books.	(1,321,094)	
15	Actuarial assets related to defined benefit pension funds	-	(d)
16	Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, indirectly or synthetically	907,230	(n)
17	Reciprocal cross-holdings in common equity	-	
18	Total value of adjustments related to net non-significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	-	
19	Total value of adjustments related to net significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Common Equity Tier I, disregarding specific adjustments	6,851,688	
21	Total value of adjustments related to tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Common Equity Tier I, disregarding specific deductions	-	
22	Amount that exceeds 15% of the Common Equity Tier I	6,183,384	
23	Of which: arising from net investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	3,344,200	
25	Of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization	2,839,184	
26	National specific regulatory adjustments	-	
26.a	Deferred permanent assets	-	(g)
26.b	Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	
26.d	Increase of unauthorized capital	-	
26.e	Excess of the amount adjusted of Common Equity Tier I	-	
26.f	Deposit to cover capital deficiency	-	
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	-	(i)
26.h	Excess of resources invested on permanent assets	-	
26.i	Total capital detached	-	
26.j	Other residual differences concerning the Common Equity Tier I calculation methodology for regulatory	-	
27	Other residual differences related to the calculation of the Common Equity Tier I for regulatory purposes	-	
28	**Total regulatory deductions from the Common Equity Tier I**	**30,098,849**	
29	**Common Equity Tier I**	**108,118,862**	
Additional Tier I Capital: instruments			
30	Instruments eligible for the Additional Tier I Capital	17,981,489	
31	Of which: classified as equity under applicable accounting standards	-	
32	Of which: classified as liabilities under applicable accounting standards	17,981,489	
33	*Instruments authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect*	-	
34	Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group additional Tier 1 capital)	113,706	
35	*Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect*	-	
36	Additional Tier I Capital before regulatory adjustments	18,095,195	

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Risk and Capital Management – Pillar 3

Additional Tier I Capital: regulatory adjustments			
37	Shares or other instruments issued by the bank authorized to compose the Additional Tier I Capital, acquired directly, indirectly or synthetically	-	
38	Reciprocal cross-holdings in additional Tier 1 instruments	-	
39	Total value of adjustments related to net non-significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
40	Total value of adjustments related to net significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
41	National specific regulatory adjustments	-	
41.b	Non-controlling interest in Additional Tier I Capital	-	
41.c	Other residual differences concerning the Additional Tier I Capital calculation methodology for regulatory purposes	-	
42	Regulatory adjustments applied to the Additional Tier I Capital due to the insufficient Tier II Capital to cover deductions	-	
43	**Total regulatory deductions from the Additional Tier I Capital**	**-**	
44	**Additional Tier I Capital (AT1)**	**18,095,195**	
45	**Tier I**	**126,214,057**	
Tier II: instruments			
46	Instruments eligible for Tier II	6,471,110	
47	Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect	7,889,025	
48	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	75,540	
49	Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	
51	**Tier II before regulatory adjustments**	**14,435,675**	
Tier II: regulatory adjustments			
52	Shares or other instruments issued by the bank authorized to compose Tier II, acquired directly, indirectly or synthetically	-	
53	Reciprocal cross-holdings in Tier 2 instruments	-	
54	Total value of adjustments related to net non-significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
55	Total value of adjustments related to net significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
56	National specific regulatory adjustments	-	
56.b	Non-controlling interest in Tier II	-	
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	
57	**Total regulatory deductions from Tier II Capital**	**-**	
58	**Tier II**	**14,435,675**	
59	**Referential Equity (Tier I + Tier II)**	**140,649,732**	
60	**Total risk-weighted assets**	**1,040,621,479**	
BIS Ratios and Additional Capital Buffers			
61	**Common Equity Tier I Ratio**	**10.4%**	
62	**Tier I Ratio**	**12.1%**	
63	**BIS Ratio**	**13.5%**	
64	**Additional Capital Buffers (% of RWA)**	2.25%	
65	Of which: capital conservation buffer requirement	1.25%	
66	Of which: bank-specific countercyclical buffer requirement	0.0%	
67	Of which: capital buffer for institutions that are systemically important at global level (G-SIB)	1.0%	
68	**Common Equity Tier 1 capital available after meeting the bank's minimum capital requirements (% of RWA)**	**3.1%**	
Amounts below the limit for deduction (non-weighted by risk)			
72	Total value, subject to risk weighting, of non-significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities, as well as non-significant investments in the Additional Tier I, Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	1,187,407	
73	Total value, subject to risk weighting, of significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	8,771,194	(f) / (a)
75	Tax credits arising from temporary differences, not deducted from the Common Equity Tier I	22,730,319	(c)
Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)			
82	*Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect*	-	
83	Amount excluded from the Additional Tier I Capital due to the line 82 limit	-	
84	*Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect*	7,889,025	
85	*Amount excluded from Tier II due to the line 84 limit*	31,556,101	

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CC2: Reconciliation of regulatory capital to balance sheet

R$ million, at the end of the period			06/30/2020
Comparison of balance sheets – Assets [1]	Consolidated Balanced Sheet	Prudential	Ref. Appedix I [2]
Assets			
Current assets and Long-term receivables	2,039,148	1,811,015	
Cash and cash equivalents	85,428	85,238	
Interbank investments	316,297	315,619	
Securities and derivative financial instruments	645,988	422,186	
Interbank accounts	126,691	126,689	
Interbranch accounts	398	398	
Loan, lease and other credit operations	609,192	609,983	
Other receivables	251,935	247,749	
Tax credit and Actuarial Assets	-	34,913	
Tax credits arising from income tax losses and social contribution	-	5,946	(b)
Credits resulting from temporary differences	-	28,874	(c)
Actuarial assets related to defined benefit pension funds	-	94	(d)
Other	-	212,835	
Other assets	3,219	3,153	
Permanent assets	35,974	60,196	
Investments	15,871	41,554	
Goodwill based on the expectation of future profitability	-	989	(e)
investments in companies that are similar to financial institutions and insurance companies	-	8,167	(f)
investments in the capital of financial institutions	-	10,800	(a)
Other	-	21,598	
Real estate in use	6,390	5,903	
Goodwill and Intangible assets	13,713	12,739	
Goodwill based on the expectation of future profitability	-	4,047	(e)
Intangible assets	-	8,577	(h)/(i)
Deferred permanent assets	-	-	(g)
Other	-	116	
Total assets	**2,075,122**	**1,871,211**	
Liabilities			
Current and Long-term Liabilities	1,934,181	1,730,272	
Deposits	727,197	737,753	
Deposits received under securities repurchase agreements	316,955	317,176	
Funds from acceptances and issuance of securities	145,140	145,140	
Interbank accounts	43,894	43,894	
Interbranch accounts	8,051	8,054	
Borrowings and onlending	95,184	95,184	
Derivative financial instruments	89,137	89,162	
Technical provision for insurance, pension plan and capitalization	218,386	-	
Other liabilities	290,237	293,909	
Social and statutory	-	7,266	
Tax credits arising from income tax losses and social contribution	-	3,305	(b)/(c)
Provision of Actuarial assets related to defined benefit pension funds	-	213	(d)
Other	-	3,748	
Other	-	286,643	
Deferred income	3,123	3,129	
Non-controlling interest in subsidiaries	11,461	11,390	(j)
Stockholders' equity	126,357	126,420	
Capital	97,148	97,148	(k)
Other Revenues and Other Reserves	(1,858)	(626)	(m)
Revenue reserves	31,974	30,805	(l)
(Treasury shares)	(907)	(907)	(n)
Total liabilities and stockholders' equity	**2,075,122**	**1,871,211**	

[1] Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties.

[2] Prudential information that is presented in the Template CC1 of this document.

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Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provide the institutions that comprise the financial statements and the Prudential Consolidation of Itaú Unibanco Holding S.A..

Institutions that comprise the financial statements and the Prudential Consolidation[1]	Country[2]	% Equity share on capital
Aj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	98.36%
Banco Investcred Unibanco S.A.	Brazil	50.00%
Banco Itaú (Suisse) S.A.	Switzerland	100.00%
Banco Itaú Argentina S.A.	Argentina	100.00%
Banco Itaú BBA S.A.	Brazil	100.00%
Banco Itaú Consignado S.A.	Brazil	100.00%
Banco Itaú International	United States	100.00%
Banco Itaú Paraguay S.A.	Paraguay	100.00%
Banco Itaú Uruguay S/A	Uruguay	100.00%
Banco Itaú Veículos S.A.	Brazil	100.00%
Banco ItauBank S.A.	Brazil	100.00%
Banco Itaucard S.A.	Brazil	100.00%
Banco Itauleasing S.A.	Brazil	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Brazil	100.00%
FIDC Nao Padronizados NPL I	Brazil	100.00%
Fideicomisos Financiero Privados BHSA	Argentina	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Fundo De Invest Dir Creditórios Não Padron NPL II	Brazil	100.00%
Fundo de Investimento em Direitos Creditórios Não-Padronizados Barzel	Brazil	100.00%
Fundo Even II Kinea FII	Brazil	99.68%
Fundo Fortaleza de Investimento Imobiliário	Brazil	100.00%
Fundo Kinea Ações	Brazil	99.36%
Goal Performance	Argentina	100.00%
Goal Performance II	Argentina	100.00%
Hipercard Banco Múltiplo S.A.	Brazil	100.00%
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	100.00%
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	Brazil	100.00%
Itaú (Panamá) S.A.	Panama	33.22%
Itaú Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria	Colombia	33.21%
Itaú Bank & Trust Bahamas Ltd.	Bahamas	100.00%
Itaú Bank & Trust Cayman Ltd.	Cayman Islands	100.00%
Itaú Bank, Ltd.	Cayman Islands	100.00%
Itaú BBA Europe S.A.	Portugal	100.00%
Itaú BBA International Plc.	United Kingdom	100.00%
Itaú BBA USA Securities Inc.	United States	100.00%
Itaú Cia. Securitizadora de Créditos Financeiros	Brazil	100.00%
Itaú Comisionista de Bolsa Colombia S.A.	Colombia	33.32%
Itaú CorpBanca	Chile	38.14%
Itaú CorpBanca Colombia S.A.	Colombia	33.22%
Itaú CorpBanca New York Branch	United States	38.14%
Itaú Corredores de Bolsa Limitada	Chile	38.14%
Itaú Corretora de Valores S.A.	Brazil	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	100.00%
Itaú EU Lux-Itaú Latin America Equity Fund	Luxembourg	89.60%
Itaú International Securities Inc.	United States	100.00%
Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado	Brazil	100.00%
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria	Colombia	33.49%
Itaú Unibanco Holding S.A.	Brazil	100.00%
Itaú Unibanco Holding S.A., Grand Cayman Branch	Cayman Islands	100.00%
Itaú Unibanco S.A.	Brazil	100.00%
Itaú Unibanco S.A., Grand Cayman Branch	Cayman Islands	100.00%
Itaú Unibanco S.A., Miami Branch	United States	100.00%
Itaú Unibanco S.A., Nassau Branch	Bahamas	100.00%
Itaú Unibanco S.A., Tokyo Branch	Japan	100.00%
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Valores S.A.	Argentina	100.00%
Itauvest Distribuidora de Títulos e Val. Mobiliários S.A.	Brazil	100.00%
ITB Holding Ltd.	Cayman Islands	100.00%
Kinea Ações Fundo de Investimento em Ações	Brazil	100.00%
Kinea Ações Fundo de Investimento em Cotas de Fundos de Investimento em Ações	Brazil	100.00%
Kinea CO-investimento Fundo de Investimento Imobiliario	Brazil	99.88%
Kinea I Private Equity FIP Multiestrategia	Brazil	99.66%
Kinea II Macro Fundo de Investimento Multimercado Crédito Privado	Brazil	100.00%
Kinea KP Fundo de Investimento Multimercado Crédito Privado	Brazil	100.00%

[1] As of December 2019, the funds Crédito Universitário FIDC I and Crédito Universitário FIDC II were consolidated in the Itaú Unibanco Holding S.A Prudential Conglomerate.
[2] The institutions operate in their respective countries of origin.

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Institutions that comprise the financial statements and the Prudential Consolidation[1]	Country [2]	% Equity share on capital
Kinea Oportunidade FI RF Credito Privado	Brazil	94.48%
Kinea Ventures FIP	Brazil	100.00%
Licania Fund Limited	Cayman Islands	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Brazil	50.00%
MCC S.A. Corredores de Bolsa	Chile	100.00%
Microinvest S.A. Soc. de Crédito a Microempreendedor	Brazil	100.00%
OCA S.A.	Uruguay	100.00%
Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	100.00%
RedeCard S.A.	Brazil	100.00%
RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	100.00%
RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento	Brazil	100.00%
RT Voyager Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%

[1] As of December 2019, the funds Crédito Universitário FIDC I and Crédito Universitário FIDC II were consolidated in the Itaú Unibanco Holding S.A Prudential Conglomerate.

[2] The institutions operate in their respective countries of origin.

Institutions that comprise only the Financial Statements	Country [1]	% Equity share on capital
Aj II Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	57.95%
Albarus S.A.	Paraguay	100.00%
Ank Platform S.A.[2]	Argentina	100.00%
BICSA Holdings, Ltd.	Cayman Islands	100.00%
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
CGB II SPA	Chile	100.00%
CGB III SPA	Chile	100.00%
Cia. Itaú de Capitalização	Brazil	100.00%
Estrel Serviços Administrativos S.A.	Brazil	100.00%
FC Recovery S.A.U.	Argentina	100.00%
FIC Promotora de Vendas Ltda.	Brazil	50.00%
iCarros Ltda.	Brazil	100.00%
IGA Participações S.A.	Brazil	100.00%
Investimentos Bemge S.A.	Brazil	86.81%
Itaú Administração Previdenciária Ltda.	Brazil	100.00%
Itaú Administradora General de Fondos S.A.	Chile	38.14%
Itaú Asesorías Financieras Limitada	Chile	38.14%
Itaú Asia Limited	Hong Kong	100.00%
Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.00%
Itaú Bahamas Directors Ltd.	Bahamas	100.00%
Itaú Bahamas Nominees Ltd.	Bahamas	100.00%
Itaú BBA International (Cayman) Ltd.	Cayman Islands	100.00%
Itaú BBA México, S.A. de C.V.	México	100.00%
Itaú BBA Trading S.A.	Brazil	100.00%
Itaú Chile Inversiones, Servicios y Administracion S.A.	Chile	100.00%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	100.00%
Itaú Corredor de Seguros Colombia S.A.	Colombia	30.50%
Itaú Corredores de Seguros S.A.	Chile	38.14%
Itaú Corretora de Seguros S.A.	Brazil	100.00%
Itaú Europa Luxembourg S.A.	Luxembourg	100.00%
Itaú Gestão de Vendas Ltda.	Brazil	100.00%
Itaú Institucional Renda Fixa Fundo de Investimento	Brazil	100.00%
Itaú International Holding Limited	United Kingdom	100.00%
Itaú Middle East	United Arab Emirates	100.00%
Itaú Participação Ltda.	Brazil	100.00%
Itaú Rent Administração e Participações Ltda.	Brazil	100.00%
Itaú Seguros S.A.	Brazil	100.00%
Itaú USA Asset Management Inc.	United States	100.00%
Itaú Vida e Previdência S.A.	Brazil	100.00%
Itauseg Participações S.A.	Brazil	100.00%
Itauseg Saúde S.A.	Brazil	100.00%
Itauseg Seguradora S.A.	Brazil	100.00%
ITB Holding Brasil Participações Ltda.	Brazil	100.00%
IU Corretora de Seguros Ltda.	Brazil	100.00%
Karen International Limited	Bahamas	100.00%
Kinea Investimentos Ltda.	Brazil	80.00%
Maxipago Serviços de Internet Ltda.	Brazil	100.00%

[1] The institutions operate in their respective countries of origin.

[2] Current Itrust Servicios Inmobiliarios S.A.I.C. name.

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Institutions that comprise only the Financial Statements	Country [1]	% Equity share on capital
MCC Asesorías Limitada	Chile	100.00%
MCC Securities Inc.	Cayman Islands	100.00%
Mundostar S.A.	Uruguay	100.00%
Nevada Woods S.A.	Uruguay	100.00%
Proserv - Promociones y Servicios, S.A. de C.V.	Mexico	100.00%
Provar Negócios de Varejo Ltda.	Brazil	100.00%
Recaudaciones y Cobranzas Limitada	Chile	38.14%
Recovery do Brasil Consultoria S.A.	Brazil	96.00%
RT Alm 5 Fundo de Investimento Renda Fixa	Brazil	100.00%
RT Alm Soberano 2 Fundo de Investimento Renda Fixa	Brazil	100.00%
RT Defiant Multimercado - Fundo de Investimento	Brazil	100.00%
RT Endeavour Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
RT Multigestor 4 Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	Brazil	100.00%
RT Nation Renda Fixa - Fundo de Investimento	Brazil	100.00%
RT Valiant Renda Fixa - Fundo de Investimento	Brazil	100.00%
SAGA II SPA	Chile	100.00%
SAGA III SPA	Chile	100.00%
Topaz Holding Ltd.	Cayman Islands	100.00%
Tulipa S.A.	Brazil	100.00%
Uni-Investment International Corporation	Cayman Islands	100.00%
Unión Capital AFAP S.A.	Uruguay	100.00%
Zup I.T. Soluções em Informatica LTDA.	Brazil	52.96%

(1) The institutions operate in their respective countries of origin.

Non Consolidated Institutions

Non consolidated Institutions	Country [1]	% Equity share on capital
BSF Holding S.A.	Brazil	49.00%
Compañia Uruguaya de Medios de Procesamiento S.A.	Uruguay	31.93%
Conectcar Soluções de Mobilidade Eletrônica S.A.	Brazil	50.00%
Gestora de Inteligência de Crédito S.A.	Brazil	20.00%
Kinea Private Equity Investimentos S.A.	Brazil	80.00%
Olimpia Promoção e Serviços S.A.	Brazil	50.00%
Porto Seguro Itaú Unibanco Participações S.A.	Brazil	42.93%
Pravaler S.A.	Brazil	52.67%
Rias Redbanc S.A	Uruguay	25.00%
Tecnologia Bancária S.A.	Brazil	28.95%
XP Inc.	Cayman Islands	46.05%

(1) The institutions operate in their respective countries of origin.

Material entities

Total assets, stockholders' equity, country and the activities of the material entities, including those subject to the risk weight for the purpose of capital requirements are as follows:

R$ million			06/30/2020		03/31/2020	
Institutions	Country	Activity	Total Assets	Equity	Total Assets	Equity
Banco Itaú Argentina S.A. [1]	Argentina	Financial institution	10,130	1,039	7,509	932
Banco Itaú BBA S.A. [1]	Brazil	Financial institution	3,625	3,307	3,506	3,096
Banco Itaú Consignado S.A. [1]	Brazil	Financial institution	28,514	2,576	28,317	2,467
Banco Itaú Paraguay S.A. [1]	Paraguay	Financial institution	17,904	2,243	16,850	2,011
Banco Itaú (Suisse) SA [1]	Switzerland	Financial institution	7,826	1,223	8,142	1,135
Banco Itaú Uruguay S.A. [1]	Uruguay	Financial institution	27,992	2,672	24,757	2,395
Banco Itaucard S.A. [1]	Brazil	Financial institution	114,848	10,672	113,052	10,498
Banco Itauleasing S.A. [1]	Brazil	Financial institution	12,578	12,403	12,558	12,373
Cia. Itaú de Capitalização	Brazil	Premium Bonds	3,933	318	3,878	295
Dibens Leasing S.A. - Arrendamento Mercantil [1]	Brazil	Leasing	10,034	5,092	11,799	5,086
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento [1]	Brazil	Consumer Finance Credit	6,123	1,170	6,690	1,116
Hipercard Banco Múltiplo S.A. [1]	Brazil	Financial institution	14,504	4,587	15,344	4,610
Itau Bank, Ltd. [1]	Cayman Islands	Financial institution	9,106	4,635	8,461	4,361
Itau BBA International plc [1]	United Kingdom	Financial institution	42,399	7,094	37,256	6,806
Itau BBA USA Securities Inc. [1]	United States	Broker	2,971	2,709	2,825	2,566
Itauseg Seguradora S.A.	Brazil	Insurance	95	80	95	80
Itaú CorpBanca [1]	Chile	Financial institution	214,950	15,910	189,630	17,011
Itaú Corpbanca Colombia S.A. [1]	Colombia	Financial institution	42,207	4,089	40,011	4,483
Itaú Corretora de Valores S.A. [1]	Brazil	Broker	5,670	1,743	14,199	1,649
Itaú Seguros S.A.	Brazil	Insurance	6,162	1,997	5,552	1,522
Itaú Unibanco S.A. [1]	Brazil	Financial institution	1,517,873	99,956	1,465,317	87,474
Itaú Vida e Previdência S.A.	Brazil	Pension Plan	215,891	3,163	211,700	2,942
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento [1]	Brazil	Consumer Finance Credit	10,151	921	11,113	919
RedeCard S.A. [1]	Brazil	Acquirer	58,471	17,218	63,882	17,226

(1) Institutions included in the Prudential Conglomerate.

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Risk and Capital Management – Pillar 3

Macroprudential Indicators

CCyB1: Geographical distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer

The following table details the geographic distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer, according to Circular 3,769 of 29 October 2015:

R$ million					06/30/2020
Geographical breakdown	ACCPi	Exposure values and/or risk- weighted assets (RWA) used in the computation of the countercyclical capital buffer		Bank-specific countercyclical capital buffer rate	Countercyclical capital buffer amount
		Amount of credit risk exposure to the non-banking private sector	RWACPrNB		
Brazil	-	1,306,007	534,563		-
Luxembourg	0.25%	1,517	900		-
Norway	1.00%	584	467		-
Hong Kong	1.00%	116	116		-
Sum[1]		1,308,224	536,046		
Total[2]		**1,623,951**	**766,515**	**-**	**-**

[1] Sum of RWACPrNBi portions related to credit risk exposures to the non-banking private sector in Brazil and jurisdictions with a percentage of the countercyclical buffer with values greater than zero.

[2] Total of RWA for non-bank private credit risk exposures to all jurisdictions in which the bank has exposure, including jurisdictions with no countercyclical buffer percentage applied or with a countercyclical percentage equal to zero.

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Risk and Capital Management – Pillar 3

Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

As required by BACEN Circular Letter 3,706, Itaú Unibanco has, since October 2015, been reporting the Leverage Ratio monthly to BACEN. As from January 1st, 2018, the Resolution 4,615 was put into force and established a minimum requirement of 3% for the Leverage Ratio.

The following information is based on the methodology and standard format introduced by BACEN Circular 3,748.

LR1: Summary comparison of accounting assets vs leverage ratio exposure measure (RA)

R$ million	06/30/2020
Total consolidated assets as published financial statements	2,075,122
Adjustment from differences of consolidation	(203,911)
Total assets of the individual balance sheet or of the regulatory consolidation, in the case of Leverage Ratio on a consolidated basis	**1,871,211**
Adjustments for derivative financial instruments	20,726
Adjustment for securities financing transactions (ie repos and similar secured lending)	18,200
Adjustment for off-balance sheet items (ie conversion to credit equivalent amounts of off-balance sheet exposures)	127,822
Other adjustments	(184,480)
Total Exposure	**1,853,479**

LR2: Leverage ratio common disclosure

R$ million	06/30/2020	03/31/2020
Items shown in the Balance Sheet		
Balance sheet items except derivative financial instruments, securities received on loan and resales for settlement under repurchase transactions	1,356,344	1,293,791
Adjustments for equity items deducted in the calculation of Tier I	(37,793)	(42,184)
Total exposure shown in the Balance Sheet	**1,318,551**	**1,251,607**
Transactions using Derivative Financial Instruments		
Replacement value for derivatives transactions	53,961	57,616
Potential future gains from derivatives transactions	11,389	11,296
Adjustment for collateral in derivatives transactions	-	-
Adjustment related to the deduction of the exposure because of the qualified central counterparty (QCCP) in derivative transactions on behalf of clients in which there is no contractual obligation to reimburse due to bankruptcy or default of the entities responsible for the settlement and compensation of transactions	(5,259)	(6,457)
Reference value for credit derivatives	14,596	14,081
Adjustment of reference value calculated for credit derivatives	(1,778)	(1,152)
Total exposure for derivative financial instruments	**72,909**	**75,384**
Repurchase Transactions and Securities Lending (TVM)		
Investments in repurchase transactions and securities lending	301,710	263,386
Adjustment for repurchases for settlement and creditors of securities lending	-	-
Amount of counterparty credit risk	18,200	12,451
Amount of counterparty credit risk in transactions as intermediary	14,287	11,644
Total exposure for repurchase transactions and securities lending	**334,197**	**287,481**
Off-balance sheet items		
Reference value of off-balance sheet transactions	391,347	392,721
Adjustment for application of FCC specific to off-balance sheet transactions	(263,525)	(264,019)
Total off-balance sheet exposure	**127,822**	**128,702**
Capital and Total Exposure		
Tier I	**126,214**	**124,980**
Total Exposure	**1,853,479**	**1,743,174**
Leverage Ratio		
Basel III Leverage Ratio	**6.8%**	**7.2%**

15

Itaú Unibanco

Risk and Capital Management – Pillar 3 Liquidity Ratios LIQA: Liquidity Risk Management Information Framework and Treatment Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring in significant losses. In line with the fundraising strategy, Itaú Unibanco has diversified and stable sources of funding available, monitored through concentration and maturity indicators, in order to mitigate liquidity risks, in accordance with the institution’s risk appetite. The governance of the liquidity risk management is based on advisory boards, subordinated to the Board of Directors or the executive structure of Itaú Unibanco. Such boards establish the institution’s risk appetites, define the limits related to the liquidity control and monitor the liquidity indicators. The control of the liquidity risk is carried out by an area that is independent of the business areas, responsible for defining the composition of the reserve, estimating the cash flow and the exposure to liquidity risk in different time horizons and monitoring short and long term liquidity indicators (LCR and NSFR respectively). In addition, it proposes minimum limits to absorb losses in stress scenarios for each country where Itaú Unibanco operates and reports any non-compliance to the competent authorities. All activities are subject to verification by the independent validation, internal controls and audit departments. Additionally, and pursuant to the requirements of Resolution 4,557, BACEN Circular 3,749 and Circular 3,869, the Liquidity Risk Statement (DRL—LCR) and the Long Term Liquidity Statement (DLP—NSFR) are monthly sent to BACEN. Finally, the following items are periodically prepared and submitted to senior management for monitoring and decision support: • Stress of liquidity indicators based on macroeconomic scenarios, simulation of reverse stress based on risk appetite, and projection of the main liquidity indicators to support decisions; • Contingency and recovery plans for crisis situations, with actions that provide for a gradation according to the level of criticality determined by the easiness of implementation, taking into account the characteristics of the local market in which it operates, seeking a rapid restoration of liquidity indicators; • Reports and graphs that describe risk positions; • Concentration indicators of funding providers and time. The document that details the liquidity risk control institutional policy is on the Investor Relations website https://www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. Itaú Unibanco 16

Risk and Capital Management – Pillar 3

LIQ1: Liquidity Coverage Ratio (LCR)

	06/30/2020 [1]		03/31/2020 [1]	
	Total unweighted value (In thousand R$)[2]	Total weighted value (In thousand R$)[3]	Total unweighted value (In thousand R$)[2]	Total weighted value (In thousand R$)[3]
High Quality Liquidity Assets (HQLA)				
Total High Quality Liquid Assets (HQLA)		**283,267,075**		**186,704,896**
Cash Outflows [4]				
Retail deposits and deposits from small business customers, of which:	**351,999,297**	**31,063,219**	**296,206,563**	**25,694,306**
Stable deposits	185,688,168	9,284,409	163,257,200	8,162,860
Less stable deposits	166,311,129	21,778,810	132,949,363	17,531,446
Unsecured wholesale funding, of which: :	**277,616,331**	**124,675,718**	**190,988,478**	**88,584,954**
Operational deposits (all counterparties) and deposits in networks of cooperative banks	1,087,942	54,397	1,079,795	53,990
Non-operational deposits (all counterparties)	274,042,103	122,135,035	187,931,523	86,553,804
Unsecured debt	2,486,286	2,486,286	1,977,160	1,977,160
Secured wholesale funding		**17,000,911**		**12,440,105**
Additional requirements, of which:	**263,484,262**	**39,250,562**	**248,398,774**	**32,527,090**
Outflows related to derivative exposures and other collateral requirements	52,006,973	24,792,039	38,109,640	17,745,247
Outflows related to loss of funding on debt products	1,086,425	1,086,426	1,383,532	1,383,532
Credit and liquidity facilities	210,390,864	13,372,097	208,905,602	13,398,311
Other contractual funding obligations	**57,404,850**	**57,404,850**	**68,898,360**	**68,898,360**
Other contingent funding obligations	**97,429,411**	**16,280,259**	**93,297,087**	**13,092,603**
Total Cash Outflows		**285,675,519**		**241,237,419**
Cash Inflows [4]				
Secured lending (eg reverse repos)	180,238,863	1,620,674	145,548,247	1,068,134
Inflows from fully performing exposures	33,732,232	21,607,290	33,507,923	20,703,815
Other cash inflows	116,199,254	104,321,460	119,500,991	106,624,842
TOTAL CASH INFLOWS	**330,170,349**	**127,549,424**	**298,557,161**	**128,396,792**
		Adjusted Total value [5]		**Adjusted Total value [5]**
Total HQLA		**283,267,075**		**186,704,896**
Total net cash outflows		**158,126,095**		**112,840,627**
Liquidity Coverage Ratio (%)		**179.1%**		**165.5%**

[1] Corresponds to 61 daily average observations at 2Q20 and 62 daily at 1Q20

[2] Total balance off the cash inflows or outflows

[3] After aplication of weighting factors

[4] Potential cash outflows (Outflows $_{c}$) and inflows (inflows $_{c}$)

[5] Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749

Itaú Unibanco has High Quality Liquidity Assets (HQLA) that amounted to R$ 283.3 billion on average for the quarter, mainly composed of Sovereign Securities, Central Bank Reserves and Cash. Net Cash Outflows amounted to R$ 158.1 billion on average for the quarter, which are mostly comprised of Retail Captures, Wholesale, Additional Requirements, Contractual and Contingent Obligations, offset by Cash inflows from loans and other Cash inflows.

The table shows that the average LCR in the quarter is 179.1%, above the limit of 100%, and therefore the institution has high quality liquidity resources comfortably available to support the losses in the standardized stress scenario for the LCR.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

LIQ2: Net Stable Funding Ratio (NSFR)

06/30/2020	Value per residual effective maturity term (R$ thousand) No Maturity [1]	Lower than six months [1]	Greater than or equal to six months, and lower than 1 year [1]	Greater than or equal to 1 year [1]	Weighted Value [2] (In thousand R$)
Available Stable Funding (ASF) [3]					
Capital	-	-	-	**199,196,341**	**199,196,341**
Reference Equity, gross of regulatory deductions	-	-	-	139,123,121	139,123,121
Other capital instruments not included in line 2	-	-	-	60,073,220	60,073,220
Retail Funding:	**183,612,332**	**203,413,119**	**4,230,859**	**13,351,746**	**375,435,448**
Stable Funding	113,520,016	84,910,882	523,720	242,491	189,249,356
Less Stable Funding	70,092,316	118,502,237	3,707,139	13,109,255	186,186,092
Wholesale Fuding:	**65,624,018**	**632,033,049**	**63,060,705**	**127,778,978**	**315,266,477**
Operational deposits and deposits of member cooperatives	3,219,738	-	-	-	1,609,869
Other Wholesale Funding	62,404,280	632,033,049	63,060,705	127,778,978	313,656,608
Opertions in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent	-	**59,833,812**	**5,401,352**	**390,367**	-
Other liabilities, in which:	**93,144,122**	**162,149,227**	**583,102**	**2,407,269**	**2,698,821**
Derivatives whose replacement values are lower than zero		**42,751,992**	-	-	
Other liability or equity elements not included above	93,144,122	119,397,235	583,102	2,407,269	2,698,821
Total Available Stable Funding (ASF)					**892,597,087**
Required Stable Funding (RSF) [3]					
Total NSFR high quality liquid assets (HQLA)					**18,906,838**
Operational deposits held at other financial institutions	-	-	-	-	-
Performing loans and securities (financial institutions, corporates and central banks)	-	**491,100,108**	**111,182,453**	**378,153,947**	**466,903,730**
Performing loans to financial institutions secured by Level 1 HQLA	-	16,626,397	-	38,419	1,701,058
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	-	39,385,785	3,788,617	26,738,287	33,486,837
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks, of which:	-	413,136,985	90,170,987	209,350,546	298,310,293
With a risk weight of less than or equal to 35%, approach for credit risk, according to Circular 3,644.	-	-	-	-	-
Performing residential mortgages, of which:	-	4,571,875	4,359,382	72,228,133	58,286,028
Which are in accordance to Circular 3,644, 2013, art. 22	-	-	-	46,094,482	32,724,543
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	-	17,379,066	12,863,467	69,798,562	75,119,514
Operations in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent	-	**62,670,670**	**6,102,614**	**857,635**	-
Other assets, in which:	**5,287,282**	**217,711,454**	**5,439,855**	**140,437,039**	**225,987,830**
Transactions with gold and commodities, including those with expected physical settlement	-				-
Assets posted as initial margin for derivatives contracts and participation in mutual guarantee funds of clearinghouses or providers of clearing and settlement services which acts as central counterparty.		-	-	35,330,721	30,031,112
Derivatives whose replacement values are higher than or equal to		-	-	29,588,720	2,498,006
Derivatives whose replacement values are less than zero, gross of the deduction of any collateral provided as a result of deposit of variation margin		-	-	2,137,600	2,137,600
All other assets not included in the above categories	5,287,282	217,711,454	5,439,855	73,379,998	191,321,112
Off-balance sheet transactions					**16,996,149**
Total Required Stable Funding (RSF)					**728,794,547**
NSFR (%)					**122.5%**

[1] Corresponds to the total amount of Available Stable Funding (ASF) or Required Stable funding (RSF).

[2] Corresponds to the amount after application of weighting factors.

[3] Corresponds to the Available Stable Funding (ASF) or Required Stable Funding (RSF).

R$ thousand	Total Adjusted Value 06/30/2020 [1]	Total Adjusted Value 03/31/2020 [1]
Total Available Stable Funding (ASF)	892,597,087	811,679,959
Total Required Stable Funding (RSF)	728,794,547	695,134,557
NSFR (%)	**122.5%**	**116.8%**

[1] Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3,869.

Itaú Unibanco has an Available Stable Funding (ASF) amounted to R$ 892.6 billion in the second quarter, mainly composed of Capital, Retail Funding and Wholesale. In addition, the Required Stable Funding (RSF) amounted to R$ 728.8 billion in the second quarter, which are mostly composed of loans and financing granted to wholesale, retail, central economies and central bank operations.

The table shows that the NSFR at the end of the quarter is 122.5%, above the limit of 100%, and therefore the institution has Available Stable Funding to support the Required Stable Funding comfortably in the long-term, according to the metric.

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Itaú Unibanco

Risk and Capital Management – Pillar 3 Credit Risk CRA: Qualitative information on credit risk management Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s, issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs. The management of credit risk is intended to preserve the quality of the loan portfolio at levels compatible with the institution’s risk appetite for each market segment in which Itaú Unibanco operates. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are also function of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase. There is a credit risk management and control structure, centralized and independent of the business units which defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. Such structure is subjected to internal and external auditing processes. The credit’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects and changes in markets and products, and (iii) credit risk management aimed at making the business sustainable. Itaú Unibanco’s credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others. With respect to individuals, small and medium companies, credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models. For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reverse occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral. To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits. The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate. Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, described in item “Other Risks”. 19 Itaú Unibanco

Risk and Capital Management – Pillar 3

In compliance with CMN Resolution 4,557, the document "Public Access Report - Credit Risk," which describes the guidelines established in the institutional ruling on credit risk control, can be viewed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports.

CR1: Credit Quality of Assets

R$ million				06/30/2020
	Gross carrying values of		Allowances, Unearned Revenues and ECL accounting provision (c)	Net values (a+b-c)
	Defaulted exposures (a)	Non- defaulted exposures (b)		
Loans	23,336	736,329	126,159	633,506
Debt Securities	4,905	325,474	2,209	328,170
in which: Sovereigns	-	188,914	(3,060)	191,974
in which: Other Debts	4,905	136,560	5,269	136,196
Off - balance sheet exposures	-	387,856	981	386,875
Total	**28,241**	**1,449,659**	**129,349**	**1,348,551**

CR2: Changes in Stock of defaulted loans and debts securities

R$ million	Total
Defaulted loans and debt securities at end of the previous reporting period (12/31/2019)	28,803
Loans and debt securities that have defaulted since the last reporting period	16,588
Amount returned to non-defaulted status	(1,912)
Amount written off	(13,870)
Other changes	(1,368)
Defaulted loans and debt securities at end of the reporting period (06/30/2020)	**28,241**

CRC: Qualitative disclosure related to Credit Risk Mitigation techniques

Itaú Unibanco uses guarantees to increase its recovery capacity in operations subject to credit risk. The guarantees used can be personal, real, legal structures with mitigating power and offsetting agreements.

For guarantees to be considered as credit risk mitigating instruments, they must comply with the requirements and rules that regulate them, whether internal or external, and they must be legally exercisable (effective), enforceable and regularly evaluated. For real guarantees, legal structures with mitigating power and offsetting agreements, the mitigation is based on methodologies established and approved by the business units responsible for the management of credit risk and the centralized area of credit risk control. Such methodologies consider factors related to the legal enforceability of guarantees, the necessary costs and the expected value in the execution, taking into account the volatility and liquidity of the market. Additionally, the concentration of these instruments in the loan portfolio is regularly monitored.

Itaú Unibanco also uses credit derivatives to mitigate the credit risk of its securities portfolios. These instruments are priced based on models that use the fair price of market variables, such as credit spreads, recovery rates, correlations and interest rates.

The information related to the possible concentration associated with credit risk mitigation considers different mitigating instruments, segregating by type and by provider. For reasons of confidentiality, the institution determines the non-disclosure of information beyond the classification of the type of guarantor, but ensuring adherence to general requirements.

Regarding to real guarantees, it is segregated by type:

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Itaú Unibanco

Risk and Capital Management – Pillar 3

- Financial collaterals
- Bilateral contracts
- Assets

Regarding to personal guarantees, it is segregated by provider:

- Legal entities (Public and private companies)
- Multilateral Development Entities (EMD)
- Financial Institution
- Sovereigns
- National Treasury or Central Bank

Regarding derivatives, it is segregated by provider:

- Legal entities
- Multilateral Development Entities (EMD)
- Financial Institution
- Sovereigns

CR3: Credit Risk mitigation techniques - overview[1]

R$ million					06/30/2020
	Unsecured Exposures	Secured Exposures	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives
Loans	574,844	51,798	6,383	45,415	-
Debt securities	323,572	-	-	-	-
in which: Sovereigns	119,321	4,103	718	3,385	-
in which: Other Debts	340,524	5,782	5,782	-	-
Total	1,358,261	61,683	12,883	48,800	-
Of which defaulted	4,964	427	-	427	-

[1] The mitigating instruments contemplated in this table are those foreseen in BACEN Circular 3,809

CR4: Standardized Approach – Credit Risk exposure and credit risk mitigation effects

R$ million						06/30/2020
	Exposures before CCF and CRM		Exposures post-CCF and CRM		RWA and RWA density	
Asset classes	On- balance sheet amount (a)	Off- balance sheet amount (b)	On- balance sheet amount (c)	Off- balance sheet amount (d)	RWA (e)	Off- balance sheet amount [e/(c+d)]
Sovereigns and their central banks	432,526	-	432,526	-	9,471	2%
Non-central government public sector entities	6,028	30	6,028	16	4,766	79%
Multilateral development banks	831	-	831	-	-	0%
Banks and other Financial Institutions authorized by Brazil Central Bank	108,428	4,617	108,428	1,938	40,178	36%
Corporates	354,781	110,481	354,781	61,923	380,152	91%
Regulatory retail portfolios	223,159	268,534	223,159	56,728	193,686	69%
Secured by residential property	74,094	1,653	74,094	1,653	27,222	36%
Secured by commercial real estate	286	192	286	192	239	50%
Equity stake	24,771	-	24,771	-	24,413	99%
Other assets	71,616	1,442	71,616	974	72,591	100%
Total	**1,296,520**	**386,949**	**1,296,520**	**123,424**	**752,718**	**53%**

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Itaú Unibanco

Risk and Capital Management – Pillar 3

CR5: Standardized Approach – exposures by asset classes and risk weights

R$ million	Risk weight (FPR)									06/30/2020
Asset classes	0%	10%	20%	35%	50%	75%	85%	100%	Others	Total credit exposures amount (post CCF and post-CRM)
Sovereigns and their central banks	415,457	-	1,013	-	13,574	-	-	2,480	2	432,526
Non-central government public sector entities	78	-	24	-	828	-	5,114	-	-	6,044
Multilateral development banks	831	-	-	-	-	-	-	-	-	831
Banks and other Financial Institutions authorized by Brazil Central Bank	1,872	-	48,676	856	57,637	-	-	1,325	-	110,366
Corporates	8,325	-	-	-	2	-	187,006	220,787	584	416,704
Regulatory retail portfolios	8,584	-	-	-	39,085	231,814	-	-	404	279,887
Secured by residential property	-	-	-	71,075	4,624	-	-	-	48	75,747
Secured by commercial real estate	-	-	-	-	478	-	-	-	-	478
Equity stake	-	-	-	-	74	-	2,140	22,557	-	24,771
Other assets	-	-	-	-	-	-	-	72,590	-	72,590
Total	**435,147**	**-**	**49,713**	**71,931**	**116,302**	**231,814**	**194,260**	**319,739**	**1,038**	**1,419,944**

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Itaú Unibanco

Risk and Capital Management – Pillar 3

Counterparty Credit Risk (CCR)

CCRA: Qualitative disclosure related to CCR

Counterparty credit risk is the possibility of noncompliance with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk. It encompasses derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions.

Itaú Unibanco has well-defined rules for calculating its exposure to this risk, and the models designed are used both for controlling the use of counterparty limits and for allocating capital. For derivatives, Itaú Unibanco also uses the potential credit risk (PCR), interpreted as the value of the potential financial exposure that a transaction can attain upon maturity. The risk may be mitigated by the use of margin call, initial margin or other mitigating instrument.

CCR1: Analysis of CCR exposures by approach

R$ million					06/30/2020
	Replacement cost	Potential future exposure	Multiplier applied to the calculation of EAD	EAD post mitigation	RWA
SA-CCR Approach	27,821	6,574	1.4	48,153	37,314
CEM Approach	-	-		-	-
Simple Approach for CCR mitigation (for SFTs and asset loans)				-	-
Comprehensive Approach for CCR mitigation (for SFTs and asset loans)				607,456	15,157
Total					**52,471**

CCR3: Standardized approach – CCR exposures by regulatory portfolio and risk weights

R$ million	Risk weight (FPR)									06/30/2020
Regulatory portfolio	**0%**	**10%**	**20%**	**50%**	**75%**	**85%**	**100%**	**150%**	**Others**	**Total**
Sovereigns	285,003	-	-	-	-	-	-	-	-	285,003
Non-central government public sector entities	-	-	-	-	-	66	-	-	-	66
Multilateral development banks	2,000	-	-	-	-	-	-	-	-	2,000
Banks and other Financial Institutions authorized by Brazil Central Bank	62,632	-	881	19,692	-	-	9	-	-	83,214
Corporates	237,490	-	-	-	-	18,527	26,068	-	-	282,085
Regulatory retail portfolios	-	-	-	-	-	-	-	-	-	-
Other Counterparties	2,654	-	-	39	-	-	548	-	-	3,241
Total	**589,779**	**-**	**881**	**19,731**	**-**	**18,593**	**26,625**	**-**	**-**	**655,609**

CCR5: Composition of collateral for CCR exposures

R$ million						06/30/2020
	Collateral used in derivative transactions				Collateral used in SFTs and asset loans	
	Fair value of collateral received		Fair value of posted collateral		Fair value of collateral received	Fair value of posted collateral
	Segregated	Unsegregated	Segregated	Unsegregated		
Cash - domestic currency	-	5,398	-	-	299,065	220,250
Cash - other currencies	-	-	1	14,007	2,645	57,232
Domestic sovereign debt	-	-	996	-	251,570	298,307
Government agency debt	-	-	3,860	1	1,063	3,201
Corporate bonds	-	-	2,062	-	24,032	1,359
Equity securities	-	-	-	-	267	11
Other collateral	-	-	952	-	-	87
Total	**-**	**5,398**	**7,871**	**14,008**	**578,642**	**580,447**

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Itaú Unibanco

Risk and Capital Management – Pillar 3 CCR6: CCR associated with credit derivatives exposures R$ million 06/30/2020 Protection bought Protection sold Notionals Single-name credit default swaps 1,753 9,373 Index credit default swaps — Total return swaps—5,223 Total notionals 1,753 14,596 Fair values 61 (267) Positive fair value (asset) 66 56 Negative fair value (liability) (5) (323) CCR8: CCR associated with Exposures to central counterparties R$ million 06/30/2020 EAD (post-CRM) RWA Exposures to qualifying CCPs (QCCPs total) 5,877 Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which 18,985 594 (i) over-the-counter (OTC) derivatives — (ii) Exchange-traded derivatives 18,704 589 (iii) Securities financing transactions 267 5 (iv) Netting sets where cross-product netting has been approved 14—Segregated initial margin—Non-segregated initial margin 18,183 5,266 Pre-funded default fund contributions 70 17 Exposures to non-QCCPs (total)—Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which — (i) over-the-counter (OTC) derivatives — (ii) Exchange-traded derivatives — (iii) Securities financing transactions — (iv) Netting sets where cross-product netting has been approved — Segregated initial margin—Non-segregated initial margin — Pre-funded default fund contributions — Itaú Unibanco 24

Risk and Capital Management – Pillar 3 Securitization Exposures SECA: Qualitative disclosure requirements related to securitisation exposures Currently, Itaú Unibanco does not coordinate the issuance of securities in the capital market aiming the securitization of its own assets. In the past, there was a securitization activity of own real estate credits in Certificates of Real Estate Receivables (“CRIs”) that were acquired by professional investors and by Itaú Unibanco itself, happening, in some cases, the acquisition of subordinated payment classes and/or assignment of credits with co-obligation to absorb potential losses by the Bank as originator. Itaú Unibanco does not act as a sponsoring counterpart of any specific purpose company with the objective of operating in the securitization market, nor does it manage entities that acquire securities issued or originated by their own. In relation to accounting, it should be noted that (i) assets representing third-party securitizations are accounted for as well as other assets owned by the Bank, according to the brazilian accounting standards; and (ii) securitization credits originating from Itaú Unibanco’s own portfolio remain accounted for in cases of credit assignment with co-obligation. In Itaú Unibanco’s current securitization portfolio, there are no exposures eligible for the treatment of Circular 3,848, therefore, the information in tables SEC1, SEC2, SEC3 and SEC4 do not apply. Itaú Unibanco 25

Risk and Capital Management – Pillar 3 Market Risk MRA: Qualitative disclosure requirements related to market risk Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, equity and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. The institutional policy for market risk is in compliance with Resolution 4,557 and establishes the management structure and market risk control, which has the function of: • Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives; • Provide a disciplined and well informed dialogue on the overall market risk profile and its evolution over time; • Increase transparency as to how the business works to optimize results; • Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and • Monitoring and avoiding the concentration of risks. Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products. The market risk management framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 4,557 and BACEN Circular 3,354. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term. The market risk management is based on the following key metrics: • Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval; • Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios); • Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels; • Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value (“MtM—Mark to Market”); and • Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current trading portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility. In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include: • Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates; 26 Itaú Unibanco

Risk and Capital Management – Pillar 3

- Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and
- Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco.

The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders' equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco's risk appetite.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

MR1: Market risk under standardized approach

R$ million	06/30/2020
Risk factors	RWA_{MPAD}
Interest Rates	**28,054**
Fixed rate denominated in reais (RWA_{JUR1})	1,418
Foreign exchange linked interest rate (RWA_{JUR2})	14,598
Price index linked interest rate (RWA_{JUR3})	12,038
Interest rate linked interest rate (RWA_{JUR4})	-
Stock prices (RWA_{ACS})	**369**
Exchange rates (RWA_{CAM})	**1,493**
Commodity prices (RWA_{COM})	**1,631**
Total	**31,547**

The decrease in the Market Risk-Weighted Assets (RWA_{MINT}) was due to a lower exposure to General Interest Rate Risk in the period.

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Itaú Unibanco

Risk and Capital Management – Pillar 3 MRB: Qualitative disclosures on market risk in the Internal Models Approach (IMA) In the internal models approach, the stressed VaR and VaR models are used. These models are applied to operations in the Trading Book and Banking Book. For the Trading Book, the risk factors considered are: interest rates, inflation rates, exchange rates, stocks and commodities. For the Banking Book, exchange rates and commodities are considered. The VaR and stressed VaR models are used in the companies of the prudential conglomerate thar are presented in the following table: Institution Model considered for Market Risk Aj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI VaR and Stressed VaR Banco Investcred Unibanco S.A. VaR and Stressed VaR Banco Itaú Argentina S.A. VaR and Stressed VaR Banco Itaú BBA S.A. VaR and Stressed VaR Banco Itaú Consignado S.A. VaR and Stressed VaR Banco Itaú Veículos S.A. VaR and Stressed VaR Banco ItauBank S.A. VaR and Stressed VaR Banco Itaucard S.A. VaR and Stressed VaR Banco Itauleasing S.A. VaR and Stressed VaR Dibens Leasing S.A.—Arrendamento Mercantil VaR and Stressed VaR FIDC Nao Padronizados NPL I VaR and Stressed VaR Fideicomisos Financiero Privados BHSA VaR and Stressed VaR Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento VaR and Stressed VaR Fundo Crédito Universitário FIDC I VaR and Stressed VaR Fundo Crédito Universitário FIDC II VaR and Stressed VaR Fundo De Invest Dir Creditórios Não Padron NPL II VaR and Stressed VaR Fundo de Investimento em Direitos Creditórios Não-Padronizados Barzel VaR and Stressed VaR Fundo Even II Kinea FII VaR and Stressed VaR Fundo Fortaleza de Investimento Imobiliário VaR and Stressed VaR Fundo Kinea Ações VaR and Stressed VaR Goal Performance VaR and Stressed VaR Goal Performance II VaR and Stressed VaR Hipercard Banco Múltiplo S.A. VaR and Stressed VaR Intrag Distribuidora de Títulos e Valores Mobiliários Ltda. VaR and Stressed VaR Iresolve Companhia Securitizadora de Créditos Financeiros S.A. VaR and Stressed VaR Itaú Administradora de Consórcios Ltda. VaR and Stressed VaR Itaú Bank & Trust Bahamas Ltd. VaR and Stressed VaR Itaú Bank & Trust Cayman Ltd. VaR and Stressed VaR Itaú Bank, Ltd. VaR and Stressed VaR Itaú BBA USA Securities Inc. VaR and Stressed VaR Itaú Cia. Securitizadora de Créditos Financeiros VaR and Stressed VaR Itaú Corretora de Valores S.A. VaR and Stressed VaR Itaú Distribuidora de Títulos e Valores Mobiliários S.A. VaR and Stressed VaR Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado VaR and Stressed VaR Itaú Unibanco Holding S.A. VaR and Stressed VaR Itaú Unibanco Holding S.A., Grand Cayman Branch VaR and Stressed VaR Itaú Unibanco S.A. VaR and Stressed VaR Itaú Unibanco S.A., Grand Cayman Branch VaR and Stressed VaR Itaú Unibanco S.A., Nassau Branch VaR and Stressed VaR Itaú Unibanco S.A., Tokyo Branch VaR and Stressed VaR Itaú Unibanco Veículos Administradora de Consórcios Ltda. VaR and Stressed VaR Itaú Valores S.A. VaR and Stressed VaR Itauvest Distribuidora de Títulos e Val. Mobiliários S.A. VaR and Stressed VaR ITB Holding Ltd. VaR and Stressed VaR Kinea Ações Fundo de Investimento em Ações VaR and Stressed VaR Kinea Ações Fundo de Investimento em Cotas de Fundos de Investimento em Ações VaR and Stressed VaR Kinea CO-investimento Fundo de Investimento Imobiliario VaR and Stressed VaR Kinea I Private Equity FIP Multiestrategia VaR and Stressed VaR Kinea II Macro Fundo de Investimento Multimercado Crédito Privado VaR and Stressed VaR Kinea KP Fundo de Investimento Multimercado Crédito Privado VaR and Stressed VaR Kinea Ventures FIP VaR and Stressed VaR Licania Fund Limited VaR and Stressed VaR Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento VaR and Stressed VaR Microinvest S.A. Soc. de Crédito a Microempreendedor VaR and Stressed VaR Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior VaR and Stressed VaR RedeCard S.A. VaR and Stressed VaR RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI VaR and Stressed VaR RT Scala Renda Fixa—Fundo de Investimento em Cotas de Fundos de Investimento VaR and Stressed VaR RT Voyager Renda Fixa Crédito Privado—Fundo de Investimento VaR and Stressed VaR Universo FIP Multiestratégia VaR and Stressed VaR Itaú Unibanco 28

Risk and Capital Management – Pillar 3 Itaú Unibanco, for regulatory purposes, uses the historical simulation methodology to calculate the VaR and Stressed VaR. This methodology uses the returns observed in the past to calculate the gains and losses of a portfolio over time, with a 99% confidence interval and a holding period of at least 10 days. On 06/30/2020, VaR represented 60% of the capital requirement, while the stressed VaR represented 40%. The same methodology is used for management purposes, that is, there are no differences between the managerial and regulatory models. In relation to the VaR model, the historical returns are daily updated. Itaú Unibanco uses in its VaR model both the unweighted approach, in which historical data have the same weight, and the weighted by the volatility of returns. For the calculation of volatilities, the Exponentially Weighted Moving Average method is used. The Historical VaR methodology with 10-day maintenance periods assumes that the expected distribution for possible losses and gains for the portfolio can be estimated from the historical behavior of the returns of the market risk factors to which this portfolio is exposed. The returns observed in the past are applied to current operations, generating a distribution of probability of losses and simulated gains that are used to estimate the Historical VaR, according to the 99% confidence level and using a historical period of 1,000 days. Losses and gains from linear operations are calculated by multiplying mark-to-market by returns, while non-linear operations are recalculated using historical returns. The returns used in simulating the movements of risk factors are relative. Regarding the Stressed VaR model, the calculation is performed for a time horizon of 10 working days, considering the 99% confidence level and simple returns in the historical period of one year. The historical stress period is periodically calculated for the period since 2004 and can be revised whenever deemed necessary. This can occur when the composition of Itaú Unibanco’s portfolios changes significantly, when changes are observed in the results of the simulation of historical returns or when a new market crisis occurs. Losses and gains from linear operations are calculated by multiplying mark to market by returns, while nonlinear operations are recalculated using historical returns. In addition to the use of VaR, Itaú Unibanco carries out daily risk analysis in extreme scenarios through a diversified framework of stress tests, in order to capture potential significant losses in extreme market situations. The scenarios are based on historical, prospective crises and predetermined shocks in risk factors. One factor that has a great influence on the results of the tests, for example, is the correlation between the assets and the respective risk factors, and this effect is simulated in several ways in the various scenarios tested. In order to identify its greatest risks and assist in the decision-making of treasury and senior management, the results of stress tests are assessed by risk factors, as well as on a consolidated basis. The effectiveness of the VaR model is proven by backtesting techniques, by comparing hypothetical and actual daily losses and gains, with the estimated daily VaR, according to BACEN Circular 3,646. The number of exceptions to the established VaR limits must be compatible, within an acceptable statistical margin, with the hypothesis of 99% confidence intervals, considering a window of 250 working days. Confidence intervals of 97.5% and 95% and windows of 500 and 750 working days, respectively, are also considered. Itaú Unibanco has a set of processes, which are periodically executed by the internal control teams, whose objective is to independently replicate the metrics that influence market risk capital by internal models. In addition to the results of the periodic processes, Itaú Unibanco assesses the process of measuring time horizons by risk factors and the estimate of the stress period for calculating the stressed VaR. The validation of the internal model includes several topics considered essential for the critical analysis of the model, such as, the evaluation of the model’s limitations, the adequacy of the parameters used in the volatility estimate and the comprehensiveness and reliability of the input data. Itaú Unibanco 29

Risk and Capital Management – Pillar 3

MR2: RWA flow statements of market risk exposures under an IMA

Exposures subject to market risk

The following table presents the exposures subject to market risk in the internal models approach, for calculating the capital requirement.

R$ million	VaR	Stressed VaR	Other	Total RWA_{MINT}
RWA_{MINT} - 03/31/2020	**6,400**	**7,350**	**20,184**	**33,934**
Movement in risk levels	991	(3,192)	-	(2,201)
Updates/changes to the internal model	-	-	-	-
Methodology and regulation	-	-	-	-
Acquisitions and disposals	-	-	-	-
Foreign exchange movements	(675)	391	-	(284)
Other	-	-	(7,461)	(7,461)
RWA_{MINT} - 06/30/2020	**6,716**	**4,549**	**12,723**	**23,988**

The decrease in RWA_{MINT} compared to the previous quarter was mainly due to the increase of the diversification effect between the positions held by Itaú Unibanco.

MR3: IMA values for trading portfolios

The following table presents the VaR and stressed VaR values determined by the internal market risk models.

R$ million	06/30/2020
VaR (10 days, 99%)	
Maximum value	483
Average value	154
Minimum value	73
Quarter end	84
Stressed VaR (10 days, 99%)	
Maximum value	451
Average value	127
Minimum value	59
Quarter end	262

The VaR and the stressed VaR decreased when compared to the previous quarter due to reduced market volatility and lower exposure to interest rates.

MR4: Comparison of VaR estimates with gains/losses

Backtesting

The effectiveness of the VaR model is validated by backtesting techniques, comparing daily hypothetical and actual results with the estimated daily VaR. The daily VaR is calculated over a one-day maintenance horizon, according to the 99% confidence level and using a historical period of 1,000 days. The percentage of capital requirement associated with this model is 100%.

The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision (BCBS). The ranges are divided into:

- Green (0 to 4 exceptions): backtesting results that do not suggest any problem with the quality or accuracy of the adopted models;
- Yellow (5 to 9 exceptions): intermediate range group, which indicates an early warning monitoring and may indicate the need to review the model; and

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Itaú Unibanco

Risk and Capital Management – Pillar 3

- Red (10 or more exceptions): need for improvement actions.

The following chart shows the comparison between VaR and actual and hypothetical results.


VaR, actual and hypothetical P&L comparison
R$ Millions
100
50
0
-50
-100
-150
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Hypothetical P&L
Actual P&L
VaR
Exceptions for hypothetical losses
Exceptions for actual losses

The Backtesting presented three exceptions in relation to the hypothetical results and two exceptions in relation to the actual results in the period. This number of exceptions falls within the green range.

The first exception in relation to the hypothetical result occurred on 08/12/2019, in the amount of R$ 6.9 million, caused by the increased levels of volatility in the Argentine market. The second and third exceptions occurred on 03/09/2020 and 03/11/2020, in the amounts of R$ 48.5 million and R$ 4.5 million, respectively. These excesses were caused by the increased level of market volatility due to the COVID-19 pandemic.

Regarding the actual result, the exceptions occurred on 03/09/2020 and 03/12/2020, in the amounts of R$ 68.3 million and R$ 32.7 million, respectively. These excesses were caused by the increased level of market volatility due to the COVID-19 pandemic.

The actual results do not include fees, brokerage fees and commissions. There are no profit reserves.

Total Exposure associated with Derivatives

The main purpose of the derivative positions is to manage risks in the Trading Book and in the Banking Book in the corresponding risk factors.

Derivatives: Trading + Banking

R$ million — **06/30/2020**

	With Central Counterparty				Without Central Counterparty			
	Onshore		Offshore		Onshore		Offshore	
Risk Factors	**Long**	**Short**	**Long**	**Short**	**Long**	**Short**	**Long**	**Short**
Interest Rates	69,956	(202,390)	24,676	(19,980)	35,465	(35,283)	71,456	(101,247)
Foreign Exchange	189,349	(198,968)	51,880	(60,288)	26,761	(39,064)	384,379	(377,420)
Equities	4,381	(4,347)	2,990	(4,251)	-	(4,111)	4	(0)
Commodities	1,603	(1,673)	-	(34)	91	-	-	-

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Itaú Unibanco

Risk and Capital Management – Pillar 3 Other Risks Insurance products, pension plans and premium bonds risks Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters. • Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions; • Market Risk; • Credit Risk; • Operational risk; • Liquidity risk in insurance operations. In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums. The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk. The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term. Social and Environmental Risk Itaú Unibanco understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities. Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, risks identified, prioritized and actions taken complement the management of this risk in Itaú Unibanco. The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a specialized assessment of legal and risks control area. Business units also have their governance for approval of new products, including assessing the social and environmental risk, which ensures compliance in the new products and processes employed by the institution. Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for guide institutional views of social and environmental risk exposure related to Itaú Unibanco activities. Itaú Unibanco consistently seeks to evolve in the management of social and environmental risk, always attentive to the challenges and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into its internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into Itaú Unibanco business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), among others. Itaú Unibanco efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and recently, in Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, for example in the Corporate Sustainability Index, as well as the numerous prizes which Itaú Unibanco has been awarded. Itaú Unibanco 32

Risk and Capital Management – Pillar 3 Model Risk The model risk arises from the incorrect development or maintenance of models, such as mistaken assumptions, and inappropriate use or application of the model. The use of models can lead to decisions that are more accurate and therefore it is a major practice in the institution. The models have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others. Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, Itaú Unibanco has improved its governance in relation to its development and monitoring, through the definition of guidelines, policies and procedures aimed at assuring the quality and mitigation of the associated risks. Regulatory or Compliance Risk Regulatory or Compliance risk is the risk associated with any nature, financial losses or damage to reputation, arising from non-compliance with external or internal standards, commitments to regulators, codes of self-regulation, methods or codes of conduct related to the activities of the Conglomerate. This risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the actions directed at adherence to the regulatory requirements. This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees established in internal policies. Reputational Risk Itaú Unibanco understands reputational risk as the risk arising from internal practices and/or external factors that may generate a negative perception of Itaú Unibanco by customers, employees, shareholders, investors, regulatory bodies, government, suppliers, the press and the society in general. It can impact the bank’s reputation, the value of its brand and/or result in financial losses. Besides, this can affect the maintenance of existing business relationships, access to sources of fundraising, the attraction of new business and talent to compose the company’s staff or even the license to operate. The institution believes that its reputation is extremely important for achieving its long-term goals, which is why it seeks the alignment of the speech, the action and the ethical and transparent practice, essential to raise the confidence of Itaú Unibanco’s stakeholders. Itaú Unibanco’s reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders. Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products. The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption. Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, in which the challenge is to identify and suppress increasingly sophisticated Itaú Unibanco 33

Risk and Capital Management – Pillar 3 operations that seek to conceal the origin, location, disposition, ownership and movement of goods and money derived, directly or indirectly, from illegal activities. Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards employees, clients, strategic partners, suppliers, service providers, regulators and society, through a governance structure based on transparency, strict compliance with rules and regulations and cooperation with police and judicial authorities. It also seeks a continuously alignment with local and international best practices for preventing and fighting against illegal acts, through investing and training employees. In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars: • Client Identification Process; • Know Your Client (KYC) Process; • Know Your Partner (KYP) Process; • Know Your Supplier (KYS) Process; • Know Your Employee (KYE) Process; • Assessment of New Products and Services; • Monitoring of Transactions; • Reporting Suspicious Transactions to the Regulatory Bodies; and • Training and Awareness Raising. This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. The preventing and combating unlawful acts governance is carried out by the Board of Directors, Audit Committee, Operational Risk Committee and Anti-Money Laundering Committees. The document that presents the guidelines established in the corporate program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy for Prevention and Fight Against Illegal Acts. In addition, Itaú Unibanco has been developing various data analysis models to improve customer risk classification, transaction monitoring and KYC methodology to provide greater accuracy in its analysis and to decrease false-positives. Itaú Unibanco has also been innovating its modeling solutions using new methods based on machine learning techniques to identify potentially suspicious activities. Moreover, Itaú Unibanco is committed to protecting corporate information and ensuring client and general public privacy in any transactions. To this end, it has a Corporate Information Security Policy and Cyber Secutity and has a monitoring process and a control structure that covers technology, business areas and international units, adhering to principal regulatory bodies and external audits, and best market practices and certifications. Additionally, a Security Operation Center (SOC) that works 24/7 contributes to the cyber security of Itaú Unibanco’s electronic channels and IT infrastructure, to the monitoring of operations and thus the minimization of the risk of a security incident. The Corporate Information Security and Cyber Security Policy can be viewed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy on Information Security and Cyber Security. Country Risk The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country. Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure, including: (i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring the use of limits. Itaú Unibanco 34

Risk and Capital Management – Pillar 3 Business and Strategy Risk Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment. Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the ARF in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budget process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks. Contagion Risk Contagion Risk is the possibility of losses occurring for entities that are part of the Prudential Conglomerate as a result of financial support to unconsolidated entities, in a stressful situation, in the absence or in addition to the obligations provided for in the contract. Itaú Unibanco has a structure for risk management and control, a dedicated team and a policy that defines roles and responsibilities. This structure covers (i) the identification of entities in relation to the potential generation of contagion risk, (ii) the assessment of risks in relationships, (iii) the monitoring, control and mitigation of contagion risk, (iv) the assessment of impact on capital and liquidity and (v) reports. It is part of the scope of contagion risk governance: Related Party audiences, mainly composed of controllers, controlled and related entities (as defined in Res. 4.693 / 18), investments in non-consolidated entities, suppliers of critical products and services, buyers and sellers of relevant assets, third parties with products distributed by Itaú Unibanco and third parties to whom Itaú Unibanco distributes products. Operational Risk Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the institution. Itaú Unibanco internally classifies its risk events in: • Internal fraud; • External fraud; • Labor claims and deficient security in the workplace; • Inadequate practices related to clients, products and services; • Damages to own physical assets or assets in use by Itaú Unibanco; • Interruption of Itaú Unibanco’s activities; • Failures in information technology (IT) systems, processes or infrastructure; • Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco. Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees. Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, Itaú Unibanco 35

Risk and Capital Management – Pillar 3 consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way. The managers of the executive areas use corporate methods constructed and made available by the internal control, compliance and operational risk area. Among the methodologies and tools used are the self-evaluation and the map of the institution’s prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services. Within the governance of the risk management process, regularly, the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business area executives. In line with CMN Resolution 4,557, the document “Public Report – Integrated Management of Operational Risk /Internal Controls/Compliance”, summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. Crisis Management and Business Continuity Itaú Unibanco’s Business Continuity Program is designed to anticipate and respond at an acceptable level to events that may interrupt its essential activities. It establishes the Business Continuity Plan (BCP), which consists of modular procedures that are available for use in the event of incidents. The descriptions/characteristics of the existing plans are: • Disaster Recovery: it aims to ensure the availability and integrity of Information Technology resources and communication in the event of a failure in the primary Data Center to maintain the processing of critical systems; • Workplace Contingency: alternative facilities to perform the activities in the event the administrative buildings become unavailable; • Operational Contingency: alternatives to carry out critical processes whether they are systemic, procedural or emergency responses. In order to assess the efficiency of the contingency actions in the face of the interruption scenarios described in the plans and identify improvement points, tests are carried out at intervals that vary according to the plan, at least once a year. In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to assess the institution: • Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. • Threats and Vulnerabilities Analysis (AVA): identification of threats near to Itaú Unibanco’s buildings. In addition, the institution has a Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructure/operational (including information technology) or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco’s processes with its employees, clients, strategic partners and regulators, with timely and integrated responses. Independent Validation of Risk Models Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent. Itaú Unibanco 36

Risk and Capital Management – Pillar 3 The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 3,646 and 3,674. The validation stages include: • Verification of mathematical and theoretical development of the models; • Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical; • When applicable, comparison with alternative models and international benchmarks; • Histhorical Backtesting of the model; • The correct implementation of the models in the systems used. Additionally, the validation area assesses the stress testing program. The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion. Itaú Unibanco 37

Risk and Capital Management – Pillar 3 Glossary of Acronyms A • ARF – Área de Riscos e Finanças (Risk and Finance Department) • ASF – Available Stable Funding B • BACEN—Banco Central do Brasil (Central Bank of Brazil) C • CCF – Credit Conversion Factor • CCP – Non-Qualified Central Counterparty • CCR – Counterparty Credit Risk • CDP – Carbon Disclosure Project • CEM—Current Exposure Method • CEO—Chief Executive Officer • CET 1—Common Equity Tier I • CGRC—Comitê de Gestão de Risco e Capital (Risk and Capital Management Committee) • CMN—Conselho Monetário Nacional (National Monetary Council) • Comef—Comitê de Estabilidade Financeira (Financial Stability Committee) • CRI – Real State Receivables Certificate • CRM – Credit Risk Mitigation • CRO—Chief Risk Officer • CVA—Credit Valuation Adjustment D • DLP—Long- Term Liquidity Statement • DRL—Liquidity Risk Statement • D-SIB—Domestic Systemically Important Banks • DV—Delta Variation E • EAD – Exposure at Default • ECL – Expected Credit Losses • EP – Equator Principles F • FIDC – Credit Rights Investment Funds • FCC—Credit Conversion Credit • FPR—Fator de Ponderação de Risco (weighting factor) G • GAP—Gap Analysis Itaú Unibanco 38

Risk and Capital Management – Pillar 3 • GDP—Gross Domestic Product • Greeks – Sensitivities to Various Risk Factors • G-SIB – Global Systemically Important Banks H • HQLA – High quality liquid assets I • ICAAP—Internal capital adequacy assessment process K • KYC – Know your Costumer • KYP – Know your Partner • KYS – Know your Supplier • KYE – Know your Employee L • LCR – Liquidity Coverage Ratio M • MtM—Mark to Market N • NSFR – Net Stable Funding Ratio P • PR—Patrimônio de Referência (Total Capital) • PRI – Principles for Responsible Investments • PCR – Potential Credit Risk Q • QCCP – Qualified Central Counterparties R • RA – Leverage Ratio • RAS—Risk Appetite Statement • RSF – Required Stable Funding • RWA—Risk Weighted Assets • RWACPAD—Portion relating to exposures to credit risk • RWACPrNB—amount of risk-weighted assets corresponding to credit risk exposures to the non-banking private sector, calculated for jurisdictions whose ACCPi is different from zero • RWAMINT—Portion relating to exposures to market risk, using internal approach • RWAMPAD—Portion relating to exposures to market risk, calculated using standard approach • RWAOPAD—Portion relating to the calculation of operational risk capital requirements S • SA – Joint-Stock Company Itaú Unibanco 39

Risk and Capital Management – Pillar 3 • SA-CCR – Standardized Approach to Counterparty Credit Risk • SFN – Sistema Financeiro Nacional (National Financial System) • SFT – Securities Financing Transactions • SOC – Security Operation Center T • TVM—Títulos de valores mobiliários (Securities) V • VaR—Value at Risk Itaú Unibanco 40

Risk and Capital Management – Pillar 3 Glossary of Regulations • BACEN Circular No. 3,354, of June 27th, 2007 • BACEN Circular No. 3,644, of March 4th, 2013 • BACEN Circular No. 3,646, of March 04th, 2013 • BACEN Circular No. 3,674, of October 31st, 2013 • BACEN Circular No. 3,748, of February 26th, 2015 • BACEN Circular No. 3,749, of March 05th, 2015 • BACEN Circular No. 3,769, of October 29th, 2015 • BACEN Circular No. 3,809, of August 25th, 2016 • BACEN Circular No. 3,846, of September 13rd, 2017 • BACEN Circular No. 3,848, of September 18th, 2017 • BACEN Circular No. 3,869, of December 19th, 2017 • BACEN Circular No. 3,930, of February 14th, 2019 • BACEN Circular Letter No. 3,706 of May 05th, 2015 • BACEN Circular Letter No. 3,907 of September 10th, 2018 • BACEN Communication No. 35.761, of June 2nd, 2020 • CMN Resolution No. 3,721, of April 30th, 2009 • CMN Resolution No. 4,192, of March 1st, 2013 • CMN Resolution No. 4,193, of March 1st, 2013 • CMN Resolution No. 4,327, of April 25th, 2014 • CMN Resolution No. 4,502, of June 30th, 2016 • CMN Resolution No. 4,557, of February 23rd, 2017 • CMN Resolution No. 4,589, of June 29th, 2017 • CMN Resolution No. 4,693, of October 29th, 2018 • CMN Resolution No. 4,783, of March 6th, 2020 Itaú Unibanco 41